
10031483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III



SEC FILE NUMBER
8-53436

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MKM PARTNERS LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1 SOUND SHORE DRIVE
(No. and Street)

GREENWICH	**CT**	**06830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS MESSINA **(203) 861-7542**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

BB 9/16

OATH OR AFFIRMATION

I, THOMAS MESSINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MKM PARTNERS LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

CEO

Title



Notary Public

ALLYSON MARIE BRUNETTI
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2011

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS



March 24, 2010


SEC MAIL PROCESSING
RECEIVED
MAR 26 2010
WASH. D.C.
193
SECTION

Mr. John F. Klocek
Coordinator
FINRA
99 High Street
9th Floor
Boston, MA 02110

RE: MKM Partners LLC

Dear Mr. Klocek,

On behalf of our client, MKM Partners LLC ("MKM"), we are responding to your letter, dated March 16, 2010, a copy of which is enclosed, to Thomas Messina, Chief Executive Officer of MKM, regarding MKM's filing of the December 31, 2009 audited financial statements.

Your letter noted that the net capital computation schedule included as supplemental information with the audited financial statements did not contain reference to the following: "A reconciliation, including appropriate explanations of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited Part II or Part IIA, If the material differences existed, or if no material differences existed a statement so stating."

We have now included a statement on the computation of net capital schedule addressing the above, and have enclosed the revised net capital schedule, along with a completed Form X-17A-5 Part III Facing Page, signed and notarized, covering the net capital computation. MKM did not include a Computation of 15c3-3 Reserve Requirements since it is exempt from those provisions. There is a statement to that effect in the supplemental information with the audited financial statements previously filed.

If you have any further questions, please contact the undersigned.

Sincerely,

Robert J. Kaufmann
Partner

Enclosures: as above

CC: Thomas Messina
Chief Executive Officer
MKM Partners LLC
One Sound Shore Drive
Suite 300
Greenwich, CT 06830

✓ SEC
Registrations Branch
Mail Stop 8301
100 F Street, NE
Washington, DC 20549

FINRA
Financial Operations
9509 Key West Avenue
5th Floor
Rockville, MD 20850
Attn: Haran Dynamo

Andrew Caverly
Assistant Regional Director
SEC
33 Arch Street, 23rd Floor
Boston, MA 02110


FINRA
Financial Industry Regulatory Authority

Via Certified/Return Receipt &: 7008 3230 0001 2717 6429
First Class U. S. Mail

March 16, 2010

Mr. Thomas Messina
Chief Executive Officer
MKM Partners LLC
One Sound Shore Drive
Suite 300
Greenwich, CT 06830

RE: MKM Partners LLC

Dear Mr. Messina:

This acknowledges receipt of your December 31, 2009 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A reconciliation, including appropriate explanations of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unadited Part II or Part IIA, If the material differences existed, or if no material differences existed a statement so stating.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the NASD Manual under the section titled SEC Rules. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

99 High Street
9th Floor
Boston, MA
02110-3169

t 617 532 3400
f 617 451 3524
www.finra.org

Please respond to this matter by **March 30, 2010**. Questions may be addressed to John F. Klocek, Coordinator at (617) 532-3462.

Sincerely,



James P. Mulhern
Examination Manager

JPM/jm

Enclosure: Form X-17A-5 Part III Facing Page

cc: Andrew Caverly
Assistant Regional Director
Securities and Exchange Commission
33 Arch Street
23rd Floor
Boston, MA 02110

Citrin Cooperman & Company, LLP
Certified Public Accountant
529 Fifth Avenue
New York, NY 10017